Exhibit 99.1

FOR IMMEDIATE RELEASE

G. WILLI-FOOD INTERNATIONAL REPORTS RECORD HIGH
ANNUAL SALES AND NET PROFIT IN 2024.

THE COMPANY REPORT RECORD HIGH ANNUAL PROFIT BEFORE TAX OF NIS 92.7
MILLION (US$ 25.4 MILLION)

YAVNE, Israel - March 11, 2025 - G. Willi-Food International Ltd. (NASDAQ: WILC and TASE: WILF) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its financial results for the fiscal year ended December 31, 2024.

Fiscal Year 2024 Highlights

•	Sales increased by 6.0% to NIS 575.8 million (US$ 157.9 million) from NIS 543.3 million (US$ 149.0 million) in fiscal year 2023.
•	Gross profit increased by 33.8% year-over-year to NIS 161.3 million (US$ 44.2 million).
•	Operating profit before other expenses (income) increased by 228.2% year-over-year to NIS 66.3 million (US$ 18.2 million).
•	Operating profit increased by 169.1% year-over-year to NIS 54.9 million (US$ 15.1 million).
•	Net profit increased by 121.8% year-over-year to NIS 70.3 million (US$ 19.3 million).
•	Basic earnings per share of NIS 5.07 (US$ 1.39).
•	Cash and cash equivalents balance of NIS 246.1 million (US$ 67.5 million) as of December 31, 2024.

Management Comment

Zwi Williger Chairman and Joseph Williger CEO, commented: "We are very pleased to present our fiscal year 2024 financial results with record annual sales and improvements with major operational and financial parameters.  The year 2024 was marked by significant challenges for the company due to the "Iron Sword" war in Israel. These challenges included delays in the arrival of goods caused by shipping restrictions through the Suez Canal and supply disruptions from Turkey. Despite these obstacles, the company successfully imported sufficient inventory and maintained a high level inventory to meet the demand for its products in Israel. Additionally, it focused on a more profitable product mix, expanded its product portfolio, and improved commercial terms with its suppliers and customers to improve its profits”.

Mr. Zwi Williger and Mr. Joseph Williger continued: “Furthermore, the company has made significant progress in the construction of its new advanced logistics center, which is expected to be completed by the end of 2025. The company is aiming for the new logistics center to serve as a cornerstone and a key growth driver, enhancing its logistical capabilities, such as transportation and storage, while enabling expansion into new product categories, especially frozen and chilled products in which the company has not yet operated”.

“We remain optimistic about continuing our path of improvement and growth in 2025 and beyond”.

Fiscal 2024 Summary

Sales for fiscal year 2024 increased by 6.0% to NIS 575.8 million (US$ 157.9 million) from NIS 543.3 million (US$ 149.0 million) recorded in fiscal year 2023. The increase in sales was due to increasing inventory levels and improving the availability of its products for sale to its customers.

Gross profit for fiscal year 2024 increased by 33.8% to NIS 161.3 million (US$ 44.2 million), or 28.0% of revenues, from NIS 120.6 million (US$ 33.1 million), or 22.2% of revenues, recorded in fiscal year 2023. The increases in gross profit and gross margins were due to the Company’s efforts to improve its commercial terms with its customers and suppliers and focusing on selling a more profitable products portfolio.

Selling expenses for fiscal year 2024 decreased by 6.7% to NIS 68.9 million (US$ 18.9 million), or 12.0% of revenues, from NIS 73.9 million (US$ 20.3 million), or 13.6% of revenues recorded in fiscal year 2023. The decrease was mainly due to decrease in advertising.

General and administrative expenses for fiscal year 2024 were NIS 26.2 million (US$ 7.2 million), or 4.6% of revenues, remaining at the same level compared to fiscal year 2023, despite the increased sales and profitability.

Operating profit before other expenses (income) for fiscal year 2024 increased by 228.2% to NIS 66.3 million (US$ 18.2 million), or 11.5% of revenues, from NIS 20.2 million (US$ 5.5 million), or 3.7% of revenues, recorded in fiscal year 2023. The increase was primarily due to the increase in gross profit.

Other expenses for fiscal year 2024 were NIS 11.4 million (US$ 3.1 million), resulted from settlement reached by the Company with the Israel Competition Authority for the payment of administrative fine. For further details, please see Company’s report on Form 6-K submitted to the Securities and Exchange Commission on July 17, 2024.

Operating profit for fiscal year 2024 increased by 169.1% to NIS 54.9 million (US$ 15.1 million), or 9.5% of revenues, from NIS 20.4 million (US$ 5.6 million), or 3.7% of revenues, recorded in fiscal year 2023. This increase was primarily due to the increase in gross profit and reduction in operating expenses compared to sales offset by the administrative fine of NIS 11.6 million (US$ 3.2 million).

Financial income, net for fiscal year 2024 totaled NIS 37.8 million (US$ 10.4 million), compared to NIS 18.8 million (US$ 5.2 million) recorded in fiscal year 2023. Financial income, net for the fiscal year 2024 was comprised mainly from revaluation of the Company’s portfolio of securities to in the amount of NIS 25.6 million (US$ 7.0 million) and from interest and dividend income from the Company’s portfolio of securities in an amount of NIS 13.7 million (US$ 3.8 million).

Income before taxes for fiscal year 2024 was NIS 92.7 million (US$ 25.4 million), compared to NIS 39.2 million (US$ 10.7 million) in fiscal year 2023.

Net profit in fiscal year 2024 was NIS 70.3 million (US$ 19.3 million), or NIS 5.07 (US$ 1.39) per share, compared to NIS 31.7 million (US$ 10.7 million), or NIS 2.3 (US$ 0.6) per share, recorded in fiscal year 2023.

Willi-Food ended fiscal year 2024 with NIS 246.1 million (US$ 67.5 million) in cash and cash equivalents. Net cash from operating activities in fiscal year 2024 was NIS 43.0 million (US$ 11.8 million). Willi-Food's shareholders' equity at the end of December 2024 was NIS 612.9 million (US$ 168.1 million).

NOTE A: NIS to US$ exchange rate used for convenience only
The conversion from New Israeli Shekels (NIS) into U.S. dollars was made at the exchange rate of US$ 1.00 to NIS 3.647 as of December 31, 2024. The use of US$ is solely for the convenience of the reader.

NOTE B: IFRS
The Company’s consolidated financial results for fiscal year ended December 31, 2024 are presented in accordance with International Financial Reporting Standards.

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 650 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers and 3,000 selling points in Israel and around the world, including large retail and private supermarket chains, wholesalers and institutional consumers. The Company's operating divisions include Willi-Food in Israel and Euro European Dairies, a wholly owned subsidiary that designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected sales, operating results, and earnings. Forward-looking statements include statements regarding the timing of construction of the Company’s new logistics center and its expected benefits. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: the inability to improve commercial terms with customers and suppliers: delays in the construction of the Company’s new logistics center and the risk that its expected benefits will not be materialized, monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, delays in arrival of goods from outside Israel due to shipping restrictions or other factors, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in political, economic and military conditions in Israel, particularly the recent war in Israel. Economic conditions in the Company's core markets, delays and price increases due to the attacks on global shipping routes in the Red Sea, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims, risks associated with product liability claims and risks associated with the start of credit extension activity. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission on March 11, 2025. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

G. WILLI‑FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,		December 31,
	2 0 2 4	2 0 2 3	2 0 2 4	2 0 2 3
	NIS		US dollars (*)
	(in thousands)
ASSETS
Current assets
Cash and cash equivalents	122,938	137,466	33,709	37,693
Financial assets at fair value through profit or loss	123,189	102,163	33,778	28,013
Trade receivables, Net	171,331	160,379	46,979	43,976
Other receivables and prepaid expenses	7,384	10,164	2,025	2,787
Inventories, Net	98,234	62,475	26,936	17,131
Current tax assets	744	9,497	204	2,604
Total current assets	523,820	482,144	143,631	132,204

Non-current assets
Property, plant and equipment	168,217	122,222	46,125	33,513
Less -Accumulated depreciation	58,349	55,636	15,999	15,255
	109,868	66,586	30,126	18,258

Right of use asset	4,814	2,124	1,320	582
Financial assets at fair value through profit or loss	47,842	46,143	13,118	12,652
Goodwill	36	36	10	10
Total non-current assets	162,560	114,889	44,574	31,502

	686,380	597,033	188,205	163,706
EQUITY AND LIABILITIES
Current liabilities
Current maturities of lease liabilities	2,179	1,512	597	415
Trade payables	28,203	21,622	7,734	5,929
Employees Benefits	4,532	4,193	1,243	1,150
Other payables and accrued expenses	25,015	10,854	6,859	2,976
Total current liabilities	59,929	38,181	16,433	10,470

Non-current liabilities
Lease liabilities	2,521	694	691	190
Deferred taxes	9,888	4,868	2,711	1,335
Retirement benefit obligation	1,102	1,055	302	289
Total non-current liabilities	13,511	6,617	3,704	1,814

Shareholders' equity
Share capital	1,491	1,490	409	409
Additional paid in capital	173,062	172,589	47,453	47,323
Remeasurement of the net liability in respect of defined benefit	(256)	(154)	(70)	(42)
Capital fund	247	247	68	68
Retained earnings	439,024	378,691	120,380	103,836
Treasury shares	(628)	(628)	(172)	(172)
Equity attributable to owners of the Company	612,940	552,235	168,068	151,422

	686,380	597,033	188,205	163,706
(*)	Convenience translation into U.S. dollars.

G. WILLI‑FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended December 31,		For the year ended December 31,
	2 0 2 4	2 0 2 3	2 0 2 4	2 0 2 3
	NIS		US dollars (*)
	In thousands (except per share and share data)

Sales	575,795	543,262	157,882	148,961
Cost of sales	414,461	422,695	113,644	115,902

Gross profit	161,334	120,567	44,238	33,059
Operating costs and expenses:
Selling expenses	68,893	74,216	18,890	20,350
General and administrative expenses	26,165	26,110	7,174	7,159
Operating profit before other expenses (income)	66,276	20,241	18,174	5,550

Other expenses (income)	11,402	(109)	3,126	(30)

Operating profit	54,874	20,350	15,048	5,580

Financial income	39,741	20,363	10,897	5,583
Financial expense	1,933	1,521	530	417
Total Finance income	37,808	18,842	10,367	5,166

Income before taxes on income	92,682	39,192	25,415	10,746
Taxes on income	22,367	7,536	6,133	2,066

Profit for the period	70,315	31,656	19,282	8,680

Earnings per share:
Basic / diluted earnings per share	5.07	2.28	1.39	0.63

Shares used in computation of basic/diluted EPS	13,874,334	13,867,017	13,874,334	13,867,017

Actual number of shares	13,874,334	13,867,017	13,874,334	13,867,017

(*)	Convenience translation into U.S. dollars.

G. WILLI‑FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended		For the year ended
	December 31,		December 31,
	2 0 2 4	2 0 2 3	2 0 2 4	2 0 2 3
	NIS		US dollars (*)
	In thousands
CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations	70,315	31,656	19,282	8,680
Adjustments to reconcile net profit to net cash from continuing operating activities (Appendix A)	(27,342)	2,052	(7,497)	563
Net cash from continuing operating activities	42,973	33,708	11,785	9,243

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment	(5,414)	(4,605)	(1,485)	(1,263)
Acquisition of property plant and equipment under construction	(43,332)	(18,941)	(11,881)	(5,193)
Proceeds from sale of property plant and Equipment	552	208	151	57
Proceeds from sale of marketable securities, net	2,482	18,166	680	4,981
Net cash used in (from) continuing investing activities	(45,712)	(5,172)	(12,535)	(1,418)

CASH FLOWS - FINANCING ACTIVITIES
Lease liability payments	(2,322)	(2,408)	(637)	(660)
Dividend	(9,982)	(39,945)	(2,737)	(10,953)
Net cash used to continuing financing activities	(12,304)	(42,353)	(3,374)	(11,613)

Decrease in cash and cash equivalents	(15,043)	(13,817)	(4,124)	(3,788)
Cash and cash equivalents at the beginning of the year	137,466	150,607	37,693	41,296
Exchange gains on cash and cash equivalents	515	676	140	185
Cash and cash equivalents at the end of the year	122,938	137,466	33,709	37,693

(*)          Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

CASH FLOWS - OPERATING ACTIVITIES:

A.    Adjustments to reconcile net profit to net cash from continuing operating activities:

	For the year ended		For the year ended
	December 31,		December 31,
	2 0 2 4	2 0 2 3	2 0 2 4	2 0 2 3
	NIS		US dollars (*)
	In thousands

Increase in deferred income taxes	5,020	670	1,376	184
Unrealized gains on marketable securities	(25,207)	(5,597)	(6,912)	(1,535)
Depreciation and amortization	7,302	6,950	2,002	1,906
Stock based payment	473	1,039	130	285
Capital gain on disposal of property plant and equipment	(263)	(109)	(72)	(30)
Exchange gains on cash and cash equivalents	(515)	(676)	(140)	(185)

Changes in assets and liabilities:
Decrease in trade receivables and other receivables	18,047	7,527	4,949	2,064
Decrease (increase) in inventories	(35,759)	9,454	(9,805)	2,592
Increase (decrease) in trade payables, other payables and other current liabilities	21,026	(3,547)	5,765	(973)
Cash generated from (used in) operations	(9,876)	15,711	(2,707)	4,308
Income tax paid	(17,466)	(13,659)	(4,790)	(3,745)
Net cash flows from (used in) operating activities	(27,342)	2,052	(7,497)	563

(*)          Convenience Translation into U.S. Dollars.

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:
G. Willi - Food International Ltd.
Yitschak Barabi, Chief Financial Officer
(+972) 8-932-1000
itsik.b@willi-food.co.il

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